EXHIBIT 11


                              MAKE YOUR MOVE, INC.
                              FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2003

                                TABLE OF CONTENTS

                                                                           PAGE


INDEPENDENT AUDITOR'S REPORT                                                F-1

BALANCE SHEET                                                               F-2

STATEMENTS OF OPERATIONS                                                    F-3

STATEMENTS OF CASH FLOWS                                                    F-4

STATEMENTS OF STOCKHOLDERS' EQUITY                                          F-5

NOTES TO FINANCIAL STATEMENTS                                               F-6

                          INDEPENDENT AUDITOR' REPORT

To the Board of Directors and Stockholders
Make Your Move, Inc.
Reno, Nevada


We have audited the accompanying balance sheet of Make Your Move, Inc. (a Nevada corporation in the development stage) as of September 30, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two year period then ended., and for the period from September 30, 1998 (inception) to September 30, 2003, These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. .

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Make Your Move, Inc. as of September 30, 2003 and the results of its operations and its cash flows for each of the years in the two year period then ended. in conformity with auditing standards generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered substantial recurring losses and has a negative working capital and equity as of September 30, 2003. It is dependent upon its shareholders for all cash flow requirements, presently. This condition raises substantial doubt about its ability to continue as a going concern.. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Braverman & Company, P.C.
Prescott, Arizona
January 6, 2004

                              MAKE YOUR MOVE, INC.
                         ( a Development Stage Company)
                                  BALANCE SHEET
                               SEPTEMBER 30, 2003

                                     ASSETS
                                     ------

CURRENT ASSETS-none                                            $            -
                                                               --------------

OTHER ASSETS
 Accrued management fees-related party                                 31,250
 Other assets                                                          10,956
                                                               --------------
                                                               $       42,206
                                                               ==============


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES
 Accounts payable-trade                                        $       14,327
 Accrued compensation                                                  43,749
 Shareholder advances                                                   7,271
                                                               --------------

       TOTAL CURRENT LIABILITIES                                       65,348
                                                               --------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock, par value $.001, 1,000,000
 shares authorized, none issued                                             -

Common stock, par value $.001, 50,000,000
 shares authorized, 13,959,600 issued and
  outstanding                                                          13,960
 Paid-in capital                                                      662,430
 Contributed capital                                                  620,004
 (Deficit) accumulated during the development stage                (1,319,536)
                                                               --------------

Total Stockholders' Equity                                            (23,142)
                                                               --------------

                                                               $       42,206
                                                               ==============


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                              MAKE YOUR MOVE, INC.
                         ( a Development Stage Company)
                            STATEMENTS OF OPERATIONS



                                                                 Cumulative
                                                                    from
                                                                September 30,
                                           Year Ended               1998
                                         September 30            (Inception)
                                 ---------------------------         to
                                      2003         2002      September 30, 2003
                                 --------------------------- -------------------



REVENUES-related party            $     25,000  $      6,250     $       31,250
                                 ------------- ------------- ------------------

EXPENSES
   General and administrative          592,865       473,814          1,260,943
   Research and development                           14,550             89,843
                                 ------------- ------------- ------------------

   Total expenses                      592,865       488,364          1,350,786
                                 ------------- ------------- ------------------

NET (LOSS)                        $   (567,865) $   (482,114)    $   (1,319,536)
                                 ============= ============= ==================

NET (LOSS) PER SHARE              $      (0.04) $      (0.05)
                                 ============= =============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING         12,682,683    10,692,950
                                 ============= =============



                             correction needed for eps 2003
                             as shares o/s increased by 762,000




                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                              MAKE YOUR MOVE, INC.
                          (a Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                                                      Cumulative
                                                                                         from
                                                                                     September 30,
                                                             Year Ended                  1998
                                                            September 30             (Inception)
                                                   -----------------------------         to
                                                         2003         2002       September 30, 2003
                                                   ----------------------------- -------------------


OPERATING ACTIVITIES

   Net ( loss)                                      $    (567,865) $    (482,114)   $     (1,319,536)
   Adjustments to reconcile net loss to
   net cash used by operating activities:
       Common stock issued for services                   344,000        267,390             626,390
       Contributed capital                                194,258        232,418             620,004
   Changes in operating assets and liabilities:
        Increase in accrued management fees               (25,000)        (6,250)            (31,250)
        Increase in accrued compensation                   43,749                             43,749
        Increase (decrease) in accounts payable            13,962        (10,924)             14,327
                                                   -------------- -------------- -------------------

Net Cash Provided (Used) by Operating Activities            3,105            520             (46,315)
                                                   -------------- -------------- -------------------

INVESTING ACTIVITIES
   Increase in other assets                               (10,956)             -             (10,956)
                                                   -------------- -------------- -------------------

Net Cash (Used) by Investing Activities                   (10,956)             -             (10,956)
                                                   -------------- -------------- -------------------


 FINANCING ACTIVITIES
   Shareholder advances                                     7,271              -               7,271
   Proceeds from sale of common stock                                                         50,000
                                                   -------------- -------------- -------------------

Net Cash Provided by Financing Activities                   7,271              -              57,271
                                                   -------------- -------------- -------------------

NET INCREASE IN CASH                                         (580)           520                  (0)

CASH AT BEGINNING OF PERIOD,                                  580             60                   -
                                                   -------------- -------------- -------------------

CASH AT END OF PERIOD                               $          (0) $         580    $             (0)
                                                   ============== ============== ===================

SUPPLEMENTAL CASH FLOWS INFORMATION

  Common stock cancelled in a stock exchange for
    lack of consideration to be received                           $    (300,000)
                                                                  ==============



                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                              MAKE YOUR MOVE, INC.
                         ( a Development Stage Company)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                             (Deficit)
                                                                                                            Accumulated
                                                          Common Stock                          Receivable  During the
                                                   ------------------------ Paid-in  Contributed   From     Development
                                                       Shares      Amount   Capital    Capital   Shareholder   Stage        Total
                                                   ------------------------ --------- ---------- ----------- ----------- ----------
Balances, at inception                                          - $       - $       - $        - $         - $         - $        -

                                                   ------------------------ --------- ---------- ----------- ----------- ----------
Balances, September 30, 1998                                    -         -         -          -           -           -          -
Issuance of stock at $.005 per share, October 5, 1998  10,000,000    10,000    40,000                                        50,000
Net (loss) for the year                                                                                          (50,485)   (50,485)
                                                   ------------------------ --------- ---------- ----------- ----------- ----------

Balances, September 30, 1999                           10,000,000    10,000    40,000          -           -     (50,485)      (485)
   Net (loss) for the year                                                                                          (485)      (485)
                                                   ------------------------ --------- ---------- ----------- ----------- ----------

Balances, September 30, 2000                           10,000,000    10,000    40,000          -                 (50,970)      (970)
Shares issued at $.15 per share, June 30, 2001:
   For compensation                                       100,000       100    14,900                                        15,000
   For acquisition                                      2,000,000     2,000   298,000               (300,000)                     -
Contributed capital                                                                      193,328                            193,328
Net (loss) for the year                                                                                         (218,587)  (218,587)
                                                   ------------------------ --------- ---------- ----------- ----------- ----------
Balances, September 30, 2001                           12,100,000    12,100   352,900    193,328    (300,000)   (269,557)   (11,229)

Shares issued at $.15 per share for consulting services:
   January 7, 2002                                          6,000         6       894                                           900
   June 15, 2002                                        1,731,600     1,732   258,008                                       259,740
   July 7, 2002                                            45,000        45     6,705                                         6,750
Cancellation of outstanding shares, November 2001      (2,000,000)   (2,000) (298,000)               300,000                      -
Contributed capital                                                                      232,418                            232,418
Net (loss) for the year                                                                                         (482,114)  (482,114)
                                                   ------------------------ --------- ---------- ----------- ----------- ----------

Balances, September 30, 2002                           11,882,600    11,883   320,507    425,746           -    (751,671)     6,465

Shares issued for consulting services
  at $.50 per share, November 19, 2002                    500,000       500   249,500                                       250,000
  at $.15 per share, January 1, 2003                      125,000       125    18,625                                        18,750
  at $.025 per share, July 1, 2003                        762,000       762    18,288                                        19,050
  at $.23 per share, September 22, 2003                   190,000       190    43,510                                        43,700
  at $.025 per share, September 22, 2003                  500,000       500    12,000                                        12,500
Contributed capital                                                                      194,258                            194,258
Net (loss) for the year                                                                                         (567,865)  (567,865)
                                                   ------------------------ --------- ---------- ----------- ----------- ----------

Balances, September 30, 2003                           13,959,600 $  13,960 $ 662,430 $  620,004  $        - $(1,319,536) $ (23,142)
                                                   ============== ========= ========= ========== =========== =========== ==========



                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                              MAKE YOUR MOVE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2003



NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

Make Your Move, Inc. (the Company or MYM), formerly Pacific Sports Enterprises, Inc. was incorporated in Nevada on September 28, 1998. In April 2001, the principal shareholder of the Company sold the majority of its outstanding stock of the Company for $50,000, and an agreement for the acquired group to provide the Company with the management required by it to further the development of computerized game technology being sought after at that time. The agreement resulted in the Company replacing its existing president/Chairman of the Board with an individual who was the developer of a series of board, computerized, and online games, and related products. His company, DCP, Ltd., (DCP) has agreed with MYM to pay for the incurred management services.

On June 30, 2001, the Company issued 100,000 post-split shares of its $.001 par value common stock to DCP for the rights to integrate DCP's games and products into one or more of the products being developed, utilizing game platform, computerized, and online game technologies. This transaction was valued at $.15 per share or $15,000.

The Company has been in the development stage since inception and has no earned revenues to date. In accordance with SFAS #7 it is a development stage company. Its fiscal year end is September 30.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Company's financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, disclosures about fair value of financial instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of the Company's financial instruments, which are accounts receivable and payable approximate fair values due to the short-term maturities of such instruments.

Patent Costs

Included in other assets are legal fees totaling $8,338, incurred in connection with certain patent applications relating to the Company's intellectual properties. Such costs will be amortized ratably over the economic life associated with the related properties, commencing with the year in which the letters patent are received.

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No.128) "Earnings Per Share". Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period.

NOTE 2 - INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting of which depreciation is the most significant. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to more likely than not realized in future tax returns. Tax law and rate changes are reflected in income in the period such changes are enacted.

Since inception, the Company has sustained operating losses. For income tax purposes these operating losses constitute mostly start-up costs, which may be amortized over 60 months or permanently capitalized at the point business commences. Approximately $387,000 of the $1,316,000 of operating losses to date is not deductible since that amounted resulted from capital contributions for mainly contributed services. The Company has net operating losses of $150,000 which will begin expiring over 20 years in 2019, if unused.

The provision for federal income taxes differs from that computed by applying federal statutory rates to income (loss) before federal income tax expense, as indicated in the following analysis: 2002 2003

Expected tax benefit at 34% rate                $ (163,919)     $ (193,074)
Reduction for non-deductible items                  59,500          44,625
Increase in deferred tax asset valuation           104,419         148,449
                                                ----------      ----------
Income tax expense for the year                         -0-             -0-
                                                ==========      ==========


The net deferred tax assets include the following components as of September 30, 2002 and 2003:

Deferred tax assets                             $  168,480      $  316,930
Deferred tax asset valuation allowance            (168,480)       (316,930)
                                                ----------      ----------
Net deferred tax assets                                 -0-             -0-
                                                ==========      ==========

NOTE 3 - INVESTMENT BANKING AGREEMENT

On June 19, 2001, the Company entered into an investment banking agreement for a minimum period of 6 months, to assist the Company in raising up to $15,000,000 of convertible preferred stock and/or implementing a business combination. The
Company advanced a total of $17, 500 as of September 30, 2001, which was contributed by the principal shareholder to the Company. If the Company is successful in raising additional equity, total compensation, less the retainer, is applicable of 6 percent of total equity placements and warrants equal to one percent of the fully diluted shareholder interest of the Company, after the effect of the issuance of the all equity securities with a strike price equal to the implied sale price per share in the placement, with a term of 5 years, and piggy-back rights after the completion of an initial public offering. In the case of a business combination, a fee payable in cash of 3 percent of the total enterprise value will apply, less the retainer.

The investment banker is also entitled to receive reimbursement for up to $3,500 per month, excluding any legal fees and costs, without prior written permission of the Company. As of September 30, 2003, the investment banking firm has not provided any financing or successful business combinations, therefore the Company does not believe it will utilize these services after that date.


NOTE 4 - RELATED PARTY TRANSACTIONS

Management Agreement

Effective June 30, 2001, the Company entered into a 5 year agreement with DCP to provide management services for DCP and become the exclusive agent for the sales of DCP products. Management services shall commence July 1, 2002, at the rate of $25,000 per year. As of September 30, 2003 management fees totaled $31,250, all of which past due. The payment of this indebtedness is guaranteed by the Company's president in the event of non-payment, and it is not otherwise offset by accrued royalties as further described below.

The Company has agreed to pay DCP royalties on a sliding scale basis from 10% down to 5% based on the Company's gross sales relating to DCP's products. Ownership of certain of the DCP products will transfer to the Company if total gross sales reach 10 million dollars within the contract period.

Contributed Capital

The majority of the approximately $620,000 of contributed capital as of September 30, 2003, was contributed by the president of the Company in the form of the fair value for his services of $385,000, contributions of cash by the Board of Directors of $57,500, and the balance for out of pocket costs by the president and an affiliate, the Rolling Group, to cover a variety of the Company's financial requirements such as office overhead, research and development, legal fees, investment banking, and accounting and audit.

Advances

In addition to amounts contributed to the capital of the Company, the president has advanced certain personal funds required to be returned to him without interest and collateral. As of September 30, 2003 the balance advanced by him was $14,771.

NOTE 5 - COMMON STOCK TRANSACTIONS

The Board of Directors approved various common stock issuances totally 2,077,000 shares during the year involving consulting services provided to the Company by certain individuals and companies. The valuation of the shares issued was determined by the Board of Directors, and those shares for which Form S-8 were filed with the Securities and Exchange Commission, enabling those underlying shares to become free trading, were valued at the average of the last 5 days trading prices on the OTC electronic bulletin board as of the date of issuance.

Included in the S-8 filing were a commencement bonus for 500,000 shares issued to a public relations and investor communications firm in November 2003, valued at $.50 per share, and 190,000 shares valued at $.23 per share, issued in satisfaction of an agreement entered into in December 2002, for production and media services. Included in the 1,387,000 balance of shares issued, were 1,262,000 shares valued at $31,550 issued to the Rolling Group, an affiliated entity owned by the president of the Company.

NOTE 6 - GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue in existence is dependent on its ability to develop additional sources of capital, and/or achieve profitable operations. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management's plan is to acquire an operating business using a private placement of the Company's common stock as further described in Note 7- subsequent events, below.

NOTE 7 - NON QUALIFYING STOCK PLAN

In September 2003, the Board of Directors approved a non qualifying stock plan for management employees only wherein up to 15 million shares of the Company's common stock is to be reserved for issuance. In October 2003, the Company issued 8,618, 125 common shares under the plan, including 6 million shares in connection with a proposed acquisition reported below as a subsequent event, and registered them pursuant to the filing of a Form S-8 with the Securities and Exchange Commission. Because the stock plan was designated for employees only, and all of the shares registered in the S-8 were issued to non employees, the entire issuance is being retracted in January 2004.

NOTE 8 - SUBSEQUENT EVENTS

Investment Banking Agreement

In November 2003, the Company entered into an agreement with another investment banking company to privately place equity securities of the Company with which to acquire a California based company. The Company is required to pay to the investment banker various fees, initially including 300,000 restricted common shares of stock and out of pocket expenses up to $15,000. Should the investment banker raise the equity financing contemplated, it will receive 7% of the equity funded, as well as success warrants to purchase up to 7% of the Company's common stock on substantially the same terms as those of the investor. In addition, the Company will pay $75,000 plus 1% of the total transaction value as an M&A completion fee at the closing of acquisition transaction contemplated to occur in February 2004, for an estimated purchase price of approximately 11 million dollars. The transaction will be treated as a purchase for financial accounting purposes in accordance with SFAS # 141.

In contemplation of this proposed acquisition for cash, the Company has incorporated a wholly owned subsidiary, Educational Technology, Inc., in order to effect a taxable reverse triangular merger with the target company.

The Company paid to the target company, a non refundable fee of $25,000 in connection with a binding agreement to enable the Company to perform due diligence, and determine its capability and interest to acquire the target company for a period of 75 days ending February 4, 2004, which may be extended until the end of February 2004. If the acquisition is finalized, the fee will become part of the purchase price paid for the target company's common stock. If the acquisition is unsuccessful, the fee will be expensed.

License Agreement

On October 7, 2003 the Company entered into a license agreement and plan of reorganization for downloadable technology. The Board of Directors of the Company approved and issued 11 million restricted shares of Common stock for the license, including 6 million shares to the

License Agreement

member of a limited liability company (LLC) affiliated with the licensor, who represented it had a 50 percent ownership interest in the company which owned the technology.

On January 7, 2004, the managing member of the company who sold the 50 percent interest in its company to the licensor's affiliated LLC, informed Make Your Move, Inc. that the license agreement it entered into on October 7, 2003, should be cancelled immediately, as the terms of the agreement entered into by the licensor's affiliated LLC with them were not complied with, resulting in the cancellation of that underlying agreement. Accordingly, the Company is presently pursing the return of the 11 million shares issued in connection with acquisition of the license agreement for cancellation pursuant to certain misrepresentations by the licensor.